July 18, 2019

Joseph J. Wolk
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

       Re: Johnson & Johnson
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed January 22, 2019
           Form 8-K dated January 22, 2019
           Filed January 22, 2019
           File No. 001-03215

Dear Mr. Wolk:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

General

1. In your letter to us dated May 25, 2016, you discussed contacts with Syria and Sudan.
      Johnson & Johnson Customer Connect's website lists Syria under its Europe, Middle East and Africa region, and a May 28, 2019 Business Monitor Online report on the Sudan
      Pharmaceuticals & Healthcare Competitive Landscape reports that you import products into Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with
      Syria and Sudan since your 2016 letter, including contacts with those countries'
      governments, whether through subsidiaries, distributors, affiliates, or other direct or
 Joseph J. Wolk
FirstName LastNameJoseph J. Wolk
Johnson & Johnson
Comapany NameJohnson & Johnson
July 18, 2019
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         indirect arrangements.
2. Please discuss the materiality of any contacts with Syria and Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism. Consolidated Financial Statements
Notes to Consolidated Financial Statements
21. Legal Proceedings, page 84

3. You disclose that for your litigation and regulatory matters for which a loss is probable or reasonably possible, you are unable to estimate the possible loss or range of loss beyond the amounts already accrued. Please address the following:
           Clarify for us whether this statement applies to all, or just a portion, of your litigation and regulatory matters. For example, as it specifically relates to the various legal proceedings and regulatory matters associated with your body powder products containing talc, you disclose an adverse verdict received in July 2018 in the amount of
             $4.7 billion. You are appealing this verdict and have accrued for defense costs only in connection with this product liability litigation. Please explain to us whether you believe that it is at least reasonably possible that you will not prevail on appeal and would therefore be subject to the $4.7 billion judgment. If so, it would appear that at a minimum you would be able to estimate a range of reasonably possible losses for this case for disclosure purposes pursuant to ASC 450-20-4.
           Explain to us the factors you consider and procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure. In this regard, with respect to various litigation and regulatory matters you disclose that the type of relief sought may include damages, fines, penalties and/or other monetary relief. In cases where monetary relief is sought and has been quantified, explain to us why that would not be considered as part of a reasonable estimate of reasonably possible losses.
           For each material matter disclosed (including, but not limited to, your talc and opioid-
             related matters), explain to us what factors are causing your inability to estimate and when you expect those factors to be alleviated.
Form 8-K filed January 22, 2019

Exhibit 99.20
Reconciliation of Non-GAAP Financial Measures, page 1

4. We note that you exclude litigation expenses from your non-GAAP Measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to
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Johnson & Johnson
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         operate your business. See Question 100.01 of the updated Non-GAAP Compliance and
         Disclosure Interpretations issued on May 17, 2016.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at
(202) 551-3426
with any questions



FirstName LastNameJoseph J. Wolk                          Sincerely,
Comapany NameJohnson & Johnson
                                                          Division of
Corporation Finance
July 18, 2019 Page 3                                      Office of Healthcare
& Insurance
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